Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 31, 2013

    The undersigned hereby constitutes and appoints Yuval Yanai and Ido Warshavski, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Shares of GIVEN IMAGING LTD. (the "Company"), standing in the name of the undersigned at the close of business on December 2 2013, at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on December 31, 2013 at 4.00 p.m., and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general  authorization and power hereby given) to vote as set forth below.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

December 31, 2013

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.givenimaging.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒
			FOR	AGAINST	ABSTAIN
	1.	Re-electing Mr. James Cornelius and Mr. Michael Grobstein to serve as External Directors, as defined in the Israeli Companies Law, 1999, until December 31, 2013	☐	☐	☐

	2.	Approving the cash compensation of the External Directors of the Company	☐	☐	☐

	3.	Approving the equity compensation of the External Directors.	☐	☐	☐

By signing this proxy card the undersigned hereby certifies that, unless the undersigned contacts the Company as required below, the undersigned is not a "Controlling Shareholder". For purposes of this proxy card, a "Controlling Shareholder" means a shareholder having the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or our President and Chief Executive Officer.

By signing this proxy card the undersigned hereby certifies that the undersigned has no "personal interest," as defined under the Israeli Companies Law, in any of the Proposals above. An interest resulting merely from your holding of the Company's shares is NOT considered to be a personal interest. "Personal interest" includes the personal interest of any of your immediate family members or any entity in which you or your immediate family members: (i) hold 5% or more of the issued and outstanding share capital or voting rights' or (ii) has the power to appoint one or more directors or a general manager, or (iii) is a director or general manager.

If you have any questions regarding whether you are a "controlling shareholder" or have a "personal interest," please contact Given Imaging's Corporate Secretary at +972-4-9097766.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.